Exhibit 99.1

St. John's, NL – September 23, 2020

FORTIS INC. ANNOUNCES RETIREMENT OF PRESIDENT AND CEO

BARRY PERRY AND APPOINTMENT OF DAVID HUTCHENS AS SUCCESSOR

EFFECTIVE JANUARY 1, 2021

Doug Haughey, Chair of the Board of Directors (the "Board") of Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) today announced the retirement of Barry Perry, President and CEO, from Fortis and the Board, effective December 31, 2020. David Hutchens, currently Chief Operating Officer of Fortis and CEO of UNS Energy, will succeed Perry and join the Board, effective January 1, 2021.

Perry made a personal decision to retire after a nearly 35-year career, over 20 of which were with Fortis. He has led the Corporation since 2015. Prior to his current position, he served as President from June 30, 2014 to December 31, 2014 and as Vice President, Finance and Chief Financial Officer of Fortis for 10 years. The Board's long-term CEO succession plan positioned the Corporation well for this transition and following a comprehensive process the Board confirmed Hutchens as Perry's successor.

"I'm humbled to have spent the past two decades of my career with Fortis. It's been an incredible journey to lead the company during a time of such transformational growth. Thank you to our employees, both past and present, for contributing to the success of Fortis," said Barry Perry. "Fortis has become a North American utility leader focused on a cleaner energy future. I have absolute confidence that David and the team will continue to serve our customers well, advance our strategy and grow Fortis for years to come."

In expressing his support for Hutchens, Perry said: "David has decades of utility experience, including as CEO of our subsidiary UNS Energy in Arizona. He has a deep understanding of our business, strategy and culture, is forward-focused, an innovative thinker and most importantly, shares the values of Fortis."

Hutchens was appointed Chief Operating Officer of Fortis in January 2020 while concurrently serving as the CEO of UNS Energy. In this position, Hutchens was integral in the development of the Corporation's strategic business plan and led initiatives on safety and operational excellence. In his prior role, he served as Executive Vice President, Western Utility Operations with Fortis beginning in January 2018. In this role, Hutchens maintained his responsibility as President and CEO of UNS Energy and provided oversight of the operations of FortisBC and FortisAlberta.

"I would like to sincerely thank Barry Perry for his outstanding leadership and immense contributions over the past 20 years," said Doug Haughey. "Barry led the Corporation's acquisition of our largest business, ITC Holdings, the listing of Fortis on the New York Stock Exchange and, following our strategic expansion into the United States, he successfully pivoted the Corporation toward organic growth. Total shareholder return during Barry's leadership of Fortis was 105%, or approximately 12% per year. Furthermore, Barry advanced many priorities at the Corporation, including safety, diversity and inclusion, sustainability, investor relations and cybersecurity."

"We are pleased to announce David Hutchens as the next President and CEO of Fortis," said Haughey. "David has been a key leader in the Fortis organization and offers a unique combination of operational and regulatory expertise in both the electric and gas sectors. David is the right choice to advance the Corporation’s growth strategy and support a cleaner energy future."

Hutchens has been with UNS Energy for 25 years, advancing through various management positions, overseeing wholesale energy trading and marketing, and energy efficiency and resource planning. He assumed the position of President and CEO, UNS Energy in May 2014. He earned a Bachelor of Aerospace Engineering and a Master of Business Administration from the University of Arizona and is a former nuclear submarine officer in the U.S. Navy. David is a member of the Edison Electric Institute's Board of Directors, the Western Energy Institute Board of Directors and numerous other charity and civic organizations.

"I'm excited about leading Fortis into a new chapter of growth driven by our transition to a cleaner energy future," said David Hutchens. "Our continued focus on energy delivery, our effective business model supporting our growth strategy, proven dividend track record and outlook, and our strong ESG profile make Fortis a premium North American utility. With my colleagues, I look forward to leading this incredible company, inspiring excellence in customer service and strengthening our partnerships with community and industry."

"Fortis will remain a Canadian-headquartered company and our success in this evolving industry will continue to be built on our strong foundation of safety, culture, responsibility, and commitment to our customers, employees and communities," said Hutchens.

"I’d like to thank Barry for his tremendous contributions to Fortis," said Hutchens. "His insights, passion and leadership are widely recognized in our industry and have been greatly appreciated by those of us fortunate enough to work closely with him."

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $56 billion as at June 30, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For further information contact

Investor Enquiries:

Ms. Stephanie Amaimo

Vice President, Investor Relations

Fortis Inc.

248.946.3572

investorrelations@fortisinc.com

Media Enquiries:

Ms. Karen McCarthy

Vice President, Communications and Corporate Affairs

Fortis Inc.

709.737.5323

media@fortisinc.com